                                                                    EXHIBIT 99.7


NO. OF PRIMARY ADS RIGHTS:                     ADS RIGHTS CERTIFICATE NO.:
[LABEL]                                        CUSIP NO.:  16133R114




                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

                             ADS RIGHTS CERTIFICATE

The registered owner of this ADS rights certificate named below, or such owner's assigns, is entitled, under the terms of the ADS rights offer by Chartered Semiconductor Manufacturing Ltd ("Chartered") described in the Prospectus Supplement, dated September 14, 2002, to the Prospectus, dated March 19, 2001 (collectively, the "Prospectus"), to (i) the number of ADS rights shown above (the "primary ADS rights") to subscribe for American Depositary Shares ("ADSs") representing ten (10) ordinary shares, par value S$ 0.26 per share, of Chartered, and (ii) apply to subscribe for any number of additional new ordinary shares in the form of ADSs, provided that such owner has exercised all his/her primary ADS rights (the "secondary ADS rights" and, together with the primary ADS rights, the "ADS rights"). The ADS rights evidenced hereby constitute warrants. One (1) primary ADS right entitles the holder to subscribe for one (1) new ADS at the ADS subscription price equal to the U.S. dollar equivalent of S$
10.00 per new ADS (based on the exchange rate on October 7, 2002) upon the terms and conditions described in the Prospectus. Citibank, N.A. has been appointed by Chartered to act as ADS rights agent. The amount payable for subscription or on application for subscription of new ADSs must be paid in U.S. dollars on the terms described in the Prospectus and must be in the form of a U.S. dollar check drawn on a U.S. bank or bank draft made payable to the order of "Citibank, N.A. -- Chartered ADS Rights Offering". Please reference your ADS rights certificate number on your check or bank draft.

IN ORDER TO EXERCISE YOUR ADS RIGHTS, YOU MUST COMPLETE THE REVERSE SIDE OF THIS CARD AND DELIVER THE COMPLETED AND SIGNED CARD, ALONG WITH PROPER PAYMENT FOR THE AGGREGATE NUMBER OF NEW ADSS YOU WISH TO SUBSCRIBE FOR PURSUANT TO THE EXERCISE OF YOUR PRIMARY ADS RIGHTS AND, IF APPLICABLE, THE AGGREGATE NUMBER OF ADDITIONAL NEW ORDINARY SHARES IN THE FORM OF ADSS YOU WISH TO SUBSCRIBE FOR PURSUANT TO THE EXERCISE OF YOUR SECONDARY ADS RIGHTS, AS WELL AS ANY OTHER DOCUMENTS REQUIRED, TO THE ADS RIGHTS AGENT PRIOR TO THE EXPIRATION OF THE ADS SUBSCRIPTION PERIOD AT 5:00 P.M. (NEW YORK CITY TIME) ON OCTOBER 4, 2002.

THIS ADS RIGHTS CERTIFICATE IS TRANSFERABLE AT THE OFFICE OF THE ADS RIGHTS AGENT PRIOR TO 5:00 P.M. (NEW YORK TIME) ON OCTOBER 2, 2002.

          VOID AFTER 5:00 P.M. (NEW YORK CITY TIME) ON OCTOBER 4, 2002.

Please refer to the enclosed instructions booklet for instructions on how to complete the reverse side of this card.

 PLEASE FILL IN ALL APPLICABLE INFORMATION ON THE REVERSE SIDE OF THIS CARD AND
         DELIVER TO CITIBANK, N.A. BEFORE 5:00 P.M. (NEW YORK CITY TIME)
                               ON OCTOBER 4, 2002

    BY COURIER:                  BY MAIL:                       BY HAND:
   CITIBANK,N.A.               CITIBANK,N.A.                 CITIBANK,N.A.
 CORPORATE ACTIONS           CORPORATE ACTIONS          C/O SECURITIES TRANSFER
40 CAMPANELLI DRIVE           P.O. BOX 43034                      AND
BRAINTREE, MA 02184      PROVIDENCE, RI 02940-3034      REPORTING SERVICES, INC.
                                                        ATTN: CORPORATE ACTIONS
                                                         100 WILLIAMS STREET --
                                                                GALLERIA
                                                           NEW YORK, NY 10038

IF YOU DO NOT EXERCISE YOUR ADS RIGHTS PRIOR TO THE EXPIRATION OF THE ADS SUBSCRIPTION PERIOD, YOUR ADS RIGHTS WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE.

                                       CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                                       BY:  CITIBANK, N.A., as ADS RIGHTS AGENT

                                       [FACSMILE SIGNATURE FOR ADS RIGHTS AGENT]
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
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         (A)                       (B)                      (C)                        (D)
No. of ADS rights to       No. of primary ADS      No. of additional new        Total no. of ADSs
sell through the ADS      rights exercised and      ADSs applied to be        subscribed and applied
    rights agent             ADSs subscribed          subscribed for                   for
                                                   pursuant to secondary   (sum of columns (B) and (C))
                                                        ADS rights*
-------------------------------------------------------------------------------------------------------

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                           Amount payable per ADS subscribed/applied for   X US$ 6.00
                                                                           ----------------------------
                                                    Total amount payable     US$
                                                                           ----------------------------

SECTION 1. TO SUBSCRIBE: I hereby irrevocably subscribe for the total number of ADSs indicated
in column (B) above and irrevocably apply to subscribe for the number of additional new ADSs indicated in column (C), upon the terms and conditions specified in the enclosed Prospectus, receipt of which is acknowledged.

          TO SELL: If I have requested the ADS rights agent to attempt to sell any ADS rights in column (A) above, I irrevocably authorize the sale of such ADS rights by the ADS rights agent according to the procedures described in the Prospectus.

Name of Subscriber(s)/Seller(s):                        Taxpayer ID No of Subscriber(s)/Seller(s):

---------------------------------------------           ---------------------------------------------
Address of Subscriber(s)/Seller(s):                     Signature of Subscriber(s)/Seller(s):

---------------------------------------------           ---------------------------------------------
                                                        Daytime telephone number of
---------------------------------------------           Subscriber(s)/Seller(s):
                                                                                ---------------------
---------------------------------------------

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SECTION 2.  TO TRANSFER ADS RIGHTS:                     SECTION 3.SPECIAL DELIVERY INSTRUCTIONS:
                                                        Please mail certificates for the ADSs I have
For value received, _____ of the ADS rights             subscribed or any cash payment to which I am
represented by the ADS rights certificate are           entitled, as applicable, in accordance with
assigned to:                                            the Prospectus to the following address (if
                                                        other than shown on the face of the ADS
-------------------------------------------------       rights certificate):
          (Print Full Name of Assignee)

-------------------------------------------------
               (Print Full Address)                     Name:
                                                             ----------------------------------------
-------------------------------------------------
          (Signatures(s) of Assignor(s))                Address:
                                                                -------------------------------------
-------------------------------------------------
 (Taxpayer Identification Number of Assignor(s))                -------------------------------------

IMPORTANT:  The signature(s) must correspond in                      MEDALLION GUARANTEE
every detail, without alteration, with the                  FOR USE BY ELIGIBLE INSTITUTIONS ONLY
name(s) as printed on your ADS rights                      PLACE MEDALLION GUARANTEE IN SPACE BELOW
certificate.  The signature must be guaranteed by
an eligible institution, such as a commercial           Authorized Signature:
bank, trust company, trust company, securities                               ------------------------
broker/dealer, credit union, or savings
association, participating in a Medallion Program       Name:
approved by the Securities Transfer Association,             ----------------------------------------
Inc.                                                                      (Please Print)

                                                        Title:
                                                              ---------------------------------------
                                                                          (Please Print)

                                                        Name of Firm:
                                                                     --------------------------------

                                                        Address:
                                                                -------------------------------------

                                                                -------------------------------------
                                                                          (Include Zip Code)
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[ ]  CHECK BOX IF ADS RIGHTS CERTIFICATE IS BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED
     DELIVERY PREVIOUSLY SENT TO THE ADS RIGHTS AGENT AND COMPLETE THE FOLLOWING:

Name(s) of Registered Owner(s):                         Name of Institution of
                                                        Guaranteed Delivery:
                               -----------------------                        -----------------------

Date of Execution of Notice of                          Window Ticket No.(if any)
Guaranteed Delivery:                                    or DTC Participant No.
                    ----------------------------------                        -----------------------
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If the number of ADS rights being exercised is less than all of the ADS rights represented by this
ADS rights certificate (check only one):

[ ]  DELIVER TO ME A NEW ADS RIGHTS CERTIFICATE EVIDENCING THE REMAINING ADS RIGHTS TO WHICH I AM
     ENTITLED.
[ ]  DELIVER A NEW ADS RIGHTS CERTIFICATE EVIDENCING THE REMAINING ADS RIGHTS IN ACCORDANCE WITH
     MY SECTION 2 INSTRUCTIONS (which include any required signature guarantee).
[ ]  SELL THE REMAINING UNEXERCISED ADS RIGHTS.
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


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*     Please note that you may apply to subscribe for additional new ADSs pursuant to the exercise of your secondary ADS rights only if you have exercised all of your primary ADS rights.